SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2014

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Press Release issued by Telecom Italia.

FOR IMMEDIATE RELEASE Buenos Aires, October 29, 2014

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Press Release issued by Telecom Italia.

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A (‘Telecom Argentina’) to attach a copy of the Press Release made public today by Telecom Italia S.p.A., the indirect controlling shareholder of Telecom Argentina.

Sincerely,

Telecom Argentina S.A.

/s/ Pedro G. Insussarry
Responsible for Market Relations

PRESS RELEASE

TELECOM ITALIA: TRANSFER OF 17% OF SOFORA TO FINTECH COMPLETED

Rome, 29 October 2014

Telecom Italia announces that, pursuant to the provisions of the agreements executed on October 24, 2014 regarding the acquisition by Fintech of the shareholding held by the Telecom Italia group in Telecom Argentina (as described in the press release issued on October 25, 2014), the first closing has taken place. Accordingly:

•	the sale to Fintech of the 17% minority interest held by Telecom Italia International in Sofora and the receipt of the amount of USD 215,7 million has occurred;

•	Fintech has purchased the note issued by Telecom Italia International for an amount of USD 600,6 million and pledged it in favour of Telecom Italia and Telecom Italia International.

Telecom Italia

Press Office

+39 06 3688 2610

http://www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131

http://www.telecomitalia.com/investorrelations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: October 29, 2014	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman